        Kunzman & Bollinger, Inc.

        ATTORNEYS-AT-LAW

        5100 N. BROOKLINE, SUITE 600

        OKLAHOMA CITY, OKLAHOMA 73112

        Telephone (405) 942-3501

        Fax (405) 942-3527

September 5, 2007

ELECTRONIC FILING

Mr. Karl Hiller
United States Securities and
Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

RE:          Atlas America Public #15-2005(A) L.P. (the “Partnership”)
Form 10-KSB for the Fiscal Year Ended December 31, 2006
Filed April 2, 2007
SEC File No. 0-51944

Dear Mr. Hiller:

This letter is in response to comments made in the Staff’s letter dated August 23, 2007 concerning the above-referenced filing.  For your convenience, we first restate the Staff’s comments in italics and then provide our response.  The responses in this letter are based on representations made by the Partnership to Kunzman & Bollinger, Inc. for the purpose of preparing this letter.

Form 10-KSB for the Fiscal Year Ended December 31, 2006
Engineering Comments
Natural Gas and Oil Producing Activities, page 31
Oil and Gas Reserve Information, page 33

1.	Financial Accounting Standard 69, paragraph 10 calls for the disclosure of proved reserves and proved developed reserves separately. Please amend your document to fulfill this requirement.

In response to the Staff’s comment, Page 4 has been revised to add the following to the second sentence of the first paragraph:

“All reserves are proved developed reserves and are located in the Appalachian Basin area.”

Previously, this was in the last sentence of the second paragraph.

2.
Financial Accounting Standard 69, paragraph 11 requires an explanation of “significant changes” in the specified line items.  Please amend your document to explain the source of your initial 2005 proved reserves and the reasons for the 2006 revisions.

   Kunzman & Bollinger, Inc.
        Mr. Karl Hiller
        United States Securities and Exchange Commission
           September 5, 2007

In response to the Staff’s comment, page 4 has been revised to show the source of the initial 2005 proved developed reserves as extensions and discoveries.
In response to the Staff’s comment, page 4 has been revised in the last sentence of the third paragraph to provide:

“The increase in the Partnership's reserves for the year ended December 31, 2006, is primarily due to extensions and discoveries for the majority of wells being drilled as compared to the prior year.”

Also, the table on page 4 has been amended to reflect the above statement.
Please contact the undersigned if you have any questions or comments concerning this response.

Very truly yours,
KUNZMAN & BOLLINGER, INC.

Wallace W. Kunzman, Jr.

cc:           Mr. Ron Winfrey
Mr. Matthew Jones
Ms. Nancy McGurk
Ms. Ann Filo